

Mail Stop 3720

June 1, 2009

Mr. Philip J. Angelastro
Senior Vice President Finance
and Controller
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

      Re: **Omnicom Group Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 1-10551

Dear Mr. Angelastro:

      We have reviewed your supplemental response letter dated May 8, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2008

Item 7. Management's discussion and analysis of financial condition and results of operations

Critical accounting policies and new accounting pronouncements

Critical accounting policies, page 10

1. We note your response to prior comments 1 and 2 and your proposed disclosures. However, your proposed disclosures on the underlying assumptions do not appear to address the uncertainties surrounding the current global economic downturn and its effects on your domestic and international revenues. Therefore, we ask that you expand your proposed disclosures in Attachment 1 to provide the following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- We note that you use the discounted cash flow approach to determine the fair value of your reporting units. With regard to the reporting unit with a 24% cushion, expand the proposed disclosures to address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Discuss the reasons for the significant variances between the fair values of one reporting unit versus the others.

  For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial statements

Note 2 Business combinations, page F-13

2. Revise to provide the disclosures required by paragraph 45c of SFAS 142.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/Robert Littlepage
For Larry Spirgel
Assistant Director